UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.    )*

RedEnvelope, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

75733R601

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75733R601

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weston Presidio Capital III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 456,843

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 456,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 456,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) WPC Entrepreneur Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 456,843

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 456,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 456,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Weston Presidio Capital Management III, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 456,843

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 456,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 456,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael F. Cronin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 456,843

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 456,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 456,843

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael P. Lazarus

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,878

	6.	Shared Voting Power 456,843

	7.	Sole Dispositive Power 2,878

	8.	Shared Dispositive Power 456,843

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 459,721

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer RedEnvelope, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 201 Spear Street, 3rd Floor San Francisco, CA 94105

Item 2.
(a)

Name of Person Filing
This statement is filed by Weston Presidio Capital III, L.P. ("WPCIII"), WPC Entrepreneur Fund, L.P. (“WPCEF”), Weston Presidio Capital Management III, LLC (“WPCMIII”), Michael F. Cronin, and Michael P. Lazarus.  WPCMIII is the sole general partner of both WPCIII and WPCEF.  Messrs. Cronin and Lazarus are managing members of WPCMIII, and are referred to collectively herein as the “Managing Members.” WPCIII, WPCEF, WPCMIII, and Messrs. Cronin and Lazarus are referred to individually herein as a “Reporting Person,” and collectively as the "Reporting Persons".

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of WPCIII, WPCEF, WPCMIII, and Michael P. Lazarus is Pier 1, Bay 2, San Francisco, CA 94111.  The address of the principal business office of Michael F. Cronin is 200 Clarendon Street, 50th Floor, Boston MA 02116.

(c)

Citizenship
Each of WPCIII and WPCEF is a limited partnership organized under the laws of Delaware.  WPCMIII is a Delaware limited liability company. Each of the Managing Members is a citizen of the United States.

	(d)	Title of Class of Securities This Schedule 13G report relates to the Common Stock, par value $.01 (the“Common Stock”) of RedEnvelope, Inc. (“the Company”).
	(e)	CUSIP Number CUSIP number 75733R601

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2003, WPCIII was the record holder of 435,225 shares of Common Stock (the “WPCIII Shares”); WPCEF was the record holder of 21,618 shares (the “WPCEF shares”).  By virtue of their relationship as affiliated limited partnerships, who have the same general partner (WPCMIII), WPCIII and WPCEF may be deemed to beneficially own and share the power to direct the disposition and vote of the WPCIII Shares and the WPCEF Shares for an aggregate of 456,843 shares (the “Record Shares”).

As the sole general partner of both WPCIII and WPCEF, WPCMIII may also be deemed to beneficially own the Record Shares.  As a managing member of WPCMIII, Michael F. Cronin may also be deemed to beneficially own the Record Shares.  As a managing member of WPCMIII, and as the record owner of 2,878 shares of Common Stock (the “Lazarus Shares”), Michael P. Lazarus may be deemed to beneficially own both the Record Shares and the Lazarus shares, for an aggregate of 459,721 shares.

Each of the reporting persons expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

	(b)	Percent of class: Each Reporting Person: 5.4%.
The forgoing percentage was calculated based on 8,521,552 shares of Common Stock outstanding as of February 6, 2004.
	(c)	Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Michael P. Lazarus 2,878 0 shares for each other reporting person
(ii) Shared power to vote or to direct the vote 456,843 shares for each reporting person

(iii) Sole power to dispose or to direct the disposition of Michael P. Lazarus 2,878 0 shares for each other reporting person
(iv) Shared power to dispose or to direct the disposition of 456,843 shares for each reporting person

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock of the Company, except any shares held directly of record or any shares in which they have an actual pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Each of the Reporting Persons expressly disclaims membership in a "Group" as defined in Rule 13d-1 (b) (ii) (J).

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable. This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Date: February 9, 2004

WESTON PRESIDIO CAPITAL III, L.P.

By:	WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC Its General Partner

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Member

WPC ENTREPENEUR FUND, L.P.

By:	WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC Its General Partner

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Member

WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Member

/s/ Michael F. Cronin
Michael F. Cronin

/s/ Michael P. Lazarus
Michael P. Lazarus

Exhibit Index

Exhibit No.	Description	Page No.

1	Agreement of Joint Filing	12

Exhibit 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of RedEnvelope, Inc.

EXECUTED this 9th day of February, 2004.

WESTON PRESIDIO CAPITAL III, L.P.

By:	WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC Its General Partner

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Member

WPC ENTREPENEUR FUND, L.P.

By:	WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC Its General Partner

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Member

WESTON PRESIDIO CAPITAL MANAGEMENT III, LLC

By:	/s/ Michael P. Lazarus
Michael P. Lazarus, Managing Member

/s/ Michael F. Cronin
Michael F. Cronin

/s/ Michael P. Lazarus
Michael P. Lazarus